EXHIBIT 12.1
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:

Income before gain on sale of land, equity in income from joint ventures, minority interests and discontinued operations	$97,499	$80,647	$68,300	$53,836	$38,603
Fixed charges	61,376	49,092	44,203	41,678	32,293
Distributions from equity investments	1,239	874	855	811	486
Capitalized interest	(494)	(100)	(160)	(688)	(832)

Adjusted Earnings	$159,620	$130,513	$113,198	$95,637	$70,550

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$60,505	$48,866	$43,749	$40,011	$31,022
Interest income	377	126	294	979	439
Capitalized interest	494	100	160	688	832

Total Fixed Charges	$61,376	$49,092	$44,203	$41,678	$32,293

Ratio of Earnings to Fixed Charges	2.6x	2.7x	2.6x	2.3x	2.2x